Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus dated February 13, 2026

Relating to the Base Prospectus Supplement dated November 4, 2025 and the five Prospectus Supplement Annexes dated November 4, 2025

Registration No. 333-284510

Strategy Inc (the “Company”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement (including a base prospectus) and a base prospectus supplement to the base prospectus and prospectus supplements annexes for the offerings to which this communication relates. Before you invest, you should read the base prospectus, base prospectus supplement and prospectus supplement annexes and other documents incorporated by reference or that the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.strategy.com.

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Stretch (Digital Credit) 11. 25% Annualized Yield, Distributed Monthly The Variable Rate Series A Perpetual Stretch Preferred Stock (Nasdaq: “STRC”) from Strategy Inc (“Strategy”) is a novel income-oriented security designed to deliver: • Perform ance and tax efficiency typically associated with equity • Dow nside protection and low er volatility typically associated with credit without forcing investors to compromise. What Makes STRC Different 11. 25% Annualized Yield Monthly Cash Dividends 2-4x higher yield currently com pared to other short Payable at the end of each m onth if held on the record duration instrum ents—m oney m arket funds, CDs, or T-bills. date (15th of each m onth). Price Stability Near $100 Perpetual Instrument Designed to trade w ith low price volatility. Dividend rate Strategy intends to pay dividends forever, w ith no end adjusted m onthly to encourage trading near $100. date. >$140 Million Daily Liquidity Listed on Nasdaq as “STRC” Average daily trading volum e over the last 30 days. Accessible on m ost m ajor brokerage platform s. 2. 5 Years of Dividend Coverage Credit-Like Profile w ith Strong Backing Strategy holds a cash buffer that provides 2-3 years of Senior to com m on equity and backed by >4x bitcoin dividend coverage. assets on Strategy’s balance sheet. Tax Deferred Income (ROC Dividends) Dividends are treated as “Return of Capital” (“ROC”) for US taxpayers, reducing a taxpayer’s cost basis and allow ing for deferral of capital gains tax rather than im m ediate ordinary incom e tax treatm ent. The tax-equivalent yield hence increases to 18% . Dividend History Period Record Date Payout Date Dividend Rate Dividend/Share Feb 2026 02/15/2026 02/28/2026 11.25% $0.94 Jan 2026 01/15/2026 01/31/2026 11.00% $0.92 Dec 2025 12/15/2025 12/31/2025 10.75% $0.90 Nov 2025 11/15/2025 11/30/2025 10.50% $0.88 Oct 2025 10/15/2025 10/31/2025 10.25% $0.85 Sep 2025 09/15/2025 09/30/2025 10.00% $0.83 Aug 2025* 08/15/2025 08/31/2025 9.00% $0.80 71422-001 13Feb26 08:17 Page 2 Note: All m arket inform ation provided herein is as of February 10, 2026. * Accrued from July 29, 2025 through August 31, 2025.

Disclaimers

STRC is not FDIC insured, nor is it regulated in the same way as, does not have the same regulatory and other protections as, and has different features and risks from, bank accounts, registered money market funds or short-term Treasury bills. Among other things, STRC is not subject to any regulation requiring it to maintain any particular pricing or stable value, or the fee restrictions or liquidity requirements applicable to registered money market funds. As a result, STRC may not be a comparable investment for many investors. Investors should carefully review the features and risks of STRC prior to investing. Investing involves significant risk, including the potential loss of all principal. Past performance is not indicative of future results, and no outcome is guaranteed.

The Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (including a base prospectus), a base prospectus supplement and a prospectus supplement annex for the offering to which this communication relates. Before you invest, you should read the prospectus supplement annex, base prospectus supplement and the base prospectus and the other documents incorporated by reference or that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.strategy.com.

This document includes statements that may constitute "forward-looking statements," including statements regarding the Company's ability to fund dividend payments, dividend coverage, expectations regarding E&P, and statements containing the words "believe," "estimate," "project," "expect," "will," or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of the Company to differ materially from the forward-looking statements. Factors that could contribute to such differences, and as well as risks resulting loss of principal, include: the Company's ability to unilaterally reduce the dividend rate on the STRC, which could cause STRC to accumulate dividends at rates that are below those of otherwise comparable instruments and could cause the trading price or value of STRC to decrease, the Company's ability to issue additional indebtedness or preferred stock in the future that ranks equally with or senior to the STRC with respect to dividends and liquidation rights without the consent of any holder of STRC, fluctuations in the market price of Bitcoin and any associated unrealized gains or losses on digital assets that the Company may record in its financial statements as a result of a change in the market price of Bitcoin from the value at which the Company's bitcoins are carried on its balance sheet; the availability of debt and equity financing on favorable terms; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company's bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations relating to Bitcoin that adversely affect the price of Bitcoin or the Company's ability to transact in or own bitcoin; the impact of the availability of spot exchange traded products and other investment vehicles for bitcoin and other digital assets; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company's bitcoins; impacts to the price and rate of adoption of Bitcoin associated with financial difficulties and bankruptcies of various participants in the digital asset industry; the level and terms of the Company's substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company's new product offerings; continued acceptance of the Company's other products in the marketplace; the Company's ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers continuing to shift from a product license model to a cloud subscription model, which may delay the Company's ability to recognize revenue; fluctuations in tax benefits or provisions; changes in the market price of Bitcoin as of period-end and their effect on the Company's deferred tax assets, related valuation allowance, and tax expense; other potentially adverse tax consequences, including the potential taxation of unrealized gains on our bitcoin holdings; competitive factors; general economic conditions, including levels of inflation and interest rates; currency fluctuations; and other risks detailed in the Company's registration statements and periodic and current reports filed with the SEC. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of the applicable communication to which this relates.

Tax-Equivalent Yield, with respect to STRC, is the annualized stated interest rate that would be required on a corporate bond trading at par for a U.S. individual investor to receive after-tax cash interest payments equivalent to the cash distributions he or she would receive from STRC divided by the current market price of STRC, assuming that (i) the stated interest payments under the hypothetical corporate bond are subject to a 37% marginal U.S. federal income tax rate, (ii) such stated interest payments and cash distributions are not subject to any other federal, state or local taxes (which may vary depending on an investor's particular circumstances), (iii) the current dividend rate for STRC remains constant for 12 months and dividends on STRC are declared and paid in full for such period, and (iv) distributions on STRC remain classified as a tax-deferred "return of capital," and are not as taxable dividends, for U.S. federal income and state and local tax purposes. Upon disposition or redemption of STRC, an investor will be subject to tax on all prior "return of capital" distributions at the applicable capital gains rate. Upon depletion of an investor's basis in STRC, any further distribution is taxable as capital gain. Investors should consult their tax advisors. The returns do not reflect the performance of any specific investor or Strategy product. Upon a sale of STRC, capital gains tax will be assessed taking into account the reduced cost basis. Upon depletion of a taxpeyer's cost basis in the xstock, any further distributions are generally taxable as capital gain. The tax information provided here does not address consequences for non-US investors, who may be subject to witholding on distribuitons regardless of E&P

This material has been prepared for informational purposes only, and is not intended to provide, and should not be relied on for, financial, tax, legal or accounting advice. No representations are made regarding the tax consequences of any actions taken based on the information provided. Investors should consult their own financial, tax, legal and accounting advisors for any such advice.

The information contained in, accessible from or hyperlinked to our website is not incorporated in this document, except for our filings with the SEC expressly incorporated herein and the specific page from our website indicated below.

Learn More

Visit Strategy.com/Stretch or email IR@Strategy.com to learn more.

About Strategy

Strategy Inc (Nasdaq: STRF/STRC/STRK/STRD/MSTR; LuxSE: STRE) is the world's first and largest Bitcoin Treasury Company. We pursue financial innovation strategies designed to generate value from our bitcoin holdings, including developing and issuing novel fixed-income instruments that provide investors varying degrees of economic exposure to bitcoin. In addition, we are an industry leader in AI-powered enterprise analytics software, advancing our vision of Intelligence Everywhere™. We believe our combination of active bitcoin-focused capital management and a scaled operating software business positions us for long-term value creation across both digital asset and enterprise analytics markets.

Strategy, MicroStrategy, and Intelligence Everywhere are either trademarks or registered trademarks of Strategy Inc in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.